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                                                       -------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                           UNITED STATES               OMB Number: 3235-0145
               SECURITIES AND EXCHANGE COMMISSION      Expires: October 31, 1994
                      WASHINGTON, D.C. 20549           Estimated average burden
                                                       hours per form.....14.90
                                                       -------------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*


                           SOLIGEN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   834236109
          ------------------------------------------------------------
                                 (CUSIP Number)

              Harry Edelson, Edelson Technology Partners III, L.P.
          300 Tice Boulevard, Woodcliff Lake, NJ 07675 (201) 930-9898
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 7, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP No. 834236109                                            Page 2 of 6 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EDELSON TECHNOLOGY PARTNERS III, L.P.
        TAX ID# 22-3256000
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF
   SHARES                 ------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                1,660,000 shares
    EACH                  ------------------------------------------------------
   PERSON            9    SOLE DISPOSITIVE POWER
    WITH
                          ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          1,660,000 shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,660,000 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT 1N ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.68%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------                                        -------------------
CUSIP No. 834236109                                            Page 3 of 6 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EDELSON TECHNOLOGY ASSOCIATES III, L.P.
        TAX ID# 22-3257334
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF
   SHARES                 ------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY                1,660,000 shares
    EACH                  ------------------------------------------------------
   PERSON            9    SOLE DISPOSITIVE POWER
    WITH
                          ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          1,660,000 shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,660,000 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT 1N ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.68%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                                                               Page 4 of 6 Pages

        This Statement constitutes a Statement on Schedule 13D (the "Original Statement") filed by Edelson Technology Partners III, L.P., a Delaware limited partnership ("Partnership III") and Edelson Technology Associates III, L.P., a Delaware limited partnership ("ETA III") with respect to shares of Common Stock, no par value (the "Common Stock"), of Soligen Technologies, Inc.

        Item 1. Security and Issuer. This Statement relates to the sale of shares of Common Stock, no par value, of Soligen Technologies, Inc., a Wyoming corporation (the "Company"). The principal executive offices of the Company are located at 19048 Londelius Street, Northridge, CA 91324.

        Item 2. Identity and Background. (a) The name of the person filing this Statement is Edelson Technology Partners III, L.P., a Delaware limited partnership. Edelson Technology Associates III, L.P. ("ETA III") is the sole general partner of Partnership III. Harry Edelson ("Edelson") is the sole general partner of ETA III.

        (b) The address of the principal office of Partnership III and ETA III is 300 Tice Boulevard, Woodcliff Lake, NJ 07675. The address of Edelson is c/o Edelson Technology Partners III, L.P., 300 Tice Boulevard, Woodcliff Lake, NJ 07675.

        (c) Partnership III is an investment partnership organized under the laws of the State of Delaware. ETA III is a limited partnership organized under the laws of the State of Delaware. The present principal employment of Edelson is service as general partner of ETA III.

        (d) Neither Partnership III, ETA III nor, to the best of its knowledge, Edelson, has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors.)

        (e) During the last five years, neither Partnership III, ETA III nor, to the best of its knowledge, Edelson, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Not applicable to Partnership III or ETA III. Edelson is a citizen of the United States of America.

        Item 3. Source and Amount of Funds or Other Consideration. All of the funds originally used by Partnership III to purchase the Securities were provided from partnership funds. It is expected that the source of funds to be used by Partnership III for the purchase, if any, of shares of Common Stock and/or Warrants subsequent to the date hereof will be




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                                                               Page 5 of 6 Pages

partnership funds. No part of the purchase price is or will be represented by borrowings.

        Item 4. Purpose of Transaction. Partnership III sold the stated Securities and subsequent to the date hereof may acquire and/or sell additional shares of Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. Partnership III and ETA III do not have any present plans or proposals which relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

        (c) A sale or transfer of a material amount of assets of the Company;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

        Item 5.  Interest in Securities of the Issuer.

        (a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by Partnership III and ETA III is 1,660,000 shares, which constitutes




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                                                               Page 6 of 6 Pages


approximately 4.68% of the issued and outstanding shares of Common Stock of the Company. The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as reported in the Company's December 1999 financials.

        (b) Partnership III and ETA III have shared voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to Partnership III and ETA III, none of the persons named or referred to in response to Item 2 hereof owns any shares of Common Stock or Warrants.

        (c) During the months of February 2000 and March 2000, Partnership III and ETA III sold a total of 740,000 shares through the Nasdaq exchange at an average price of $.40 p/s. This transaction reflected a 2% change of ownership.

        (d) Not Applicable.

        (e) Not Applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Item 7.  Not Applicable.

        Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2000

                                    EDELSON TECHNOLOGY ASSOCIATES III, L.P.
                                    EDELSON TECHNOLOGY PARTNERS III, L.P.

                                    BY:        /s/ Harry Edelson
                                       -----------------------------------------
                                                   Harry Edelson
                                                   General Partner